SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

As of November 10, 2009

Commission File Number 1-34129

TENARIS, S.A.
(Translation of Registrant's name into English)

TENARIS, S.A.
46a, Avenue John F. Kennedy
L-1855 Luxembourg
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__

Giovanni Sardagna
Tenaris
1-888-300-5432
www.tenaris.com

Tenaris Announces 2009 Third Quarter Results

The financial and operational information contained in this press release is based on unaudited consolidated condensed interim financial statements prepared in accordance with International Financial Reporting Standards (IFRS) and presented in U.S. dollars.

Luxembourg, November 5, 2009 - Tenaris S.A. (NYSE, Buenos Aires and Mexico: TS and MTA Italy: TEN) (“Tenaris”) today announced its results for the quarter and nine months ended September 30, 2009 with comparison to its results for the quarter and nine months ended September 30, 2008.

Summary of 2009 Third Quarter Results

(Comparison with second quarter of 2009 and third quarter of 2008)
	Q3 2009	Q2 2009		Q3 2008
Net sales (US$ million)	1,771.5	2,096.3	(15%)	3,074.0	(42%)
Operating income (US$ million)	360.6	436.8	(17%)	931.8	(61%)
Net income (US$ million)	237.3	336.4	(29%)	631.2	(62%)
Shareholders’ net income (US$ million)	229.9	343.3	(33%)	570.6	(60%)
Earnings per ADS (US$)	0.39	0.58	(33%)	0.97	(60%)
Earnings per share (US$)	0.19	0.29	(33%)	0.48	(60%)
EBITDA (US$ million)	488.3	563.1	(13%)	1,064.6	(54%)
EBITDA margin (% of net sales)	28%	27%		35%

Our results in the third quarter reflect weak demand for our products and services from our customers in all regions though sales in the Middle East and Africa region registered a modest year on year increase. Shipments of tubular products fell 50% year on year and 16% sequentially. However, our EBITDA margin stabilized on a sequential basis as lower input costs offset lower prices. Earnings per share declined by 60% year on year reflecting the decline in sales and margins. However, cash flow from operations remained strong and we reduced our investment in working capital by a further US$359.5 million. Our net financial position (total financial debt less cash and other current investments) is now net cash positive with a balance of US$556.9 million at the end of the period.

Interim Dividend Payment

Our board of directors approved the payment of an interim dividend of US$0.13 per share (US$0.26 per ADS), or approximately US$153 million. The payment date will be November 26, 2009 (however, because such date is not a business day in the US, shareholders in all jurisdictions may receive their interim dividend on or after November 27, 2009, which is the first business day following the stated payment date), and the ex-dividend date will be November 23, 2009.

Market Background and Outlook

Global oil prices have risen during the first nine months of 2009 from their low of around US$30 per barrel at the beginning of the year and now stand around US$75-80 per barrel. The increase in oil prices is supported by expectations for a continuing recovery in the outlook for global growth led by the resilient performance of the Chinese economy and OPEC actions to curtail production. North American gas prices have recently rebounded from their lows below US$3.00 per million BTU but production has not yet fallen in line with demand and gas in storage is now at historically high levels.

The international count of active drilling rigs, as published by Baker Hughes, continued to decline during the third quarter. It averaged 969 during the third quarter of 2009, 1% lower than the second quarter of 2009 and 12% lower than the same quarter of the previous year. The corresponding rig count in the US, however, started to rebound in July driven mainly by an increase in oil drilling activity and lower rig rates. It averaged 973 during the third quarter, 4% higher than the second quarter of 2009 but 51% lower than the third quarter of 2008. In Canada, the corresponding rig count, which is affected by seasonal drilling patterns, averaged 187 during the quarter, a decrease of 57% compared to third quarter of 2008.

Whereas demand for our pipes this year has been severely affected by the decline in oil and gas drilling activity and the actions taken by customers to adjust to reduced cash flows and a less favorable market outlook, in the third quarter our level of incoming orders by volume is recovering. In addition, in the US and Canadian markets, inventory levels, although they remain high, have been coming down from the extraordinarily high levels they reached in the first quarter of this year. With activity levels now stabilizing, the oil price at an attractive level, and inventories closer to more reasonable levels, we can expect pipe shipments in our Tubes operating segment to begin showing a moderate increase in the fourth quarter.

During this quarter the order backlog for our large-diameter pipes for pipeline projects in South America has continued to decline and we therefore expect lower shipments going forward.

Our production costs should start to benefit from efficiencies associated with an increase in production levels, and from the effect of the actions underway to reduce our structural costs.

Our average selling prices in the coming quarters will reflect a gradual adjustment to the lower levels currently in the market and, consequently, any recovery in net sales and EBITDA will be more modest than that of our shipments.

Analysis of 2009 Third Quarter Results

Sales volume (metric tons)	Q3 2009	Q3 2008	Increase/(Decrease)
Tubes – Seamless	407,000	669,000	(39%)
Tubes – Welded	67,000	263,000	(75%)
Tubes – Total	474,000	932,000	(49%)
Projects – Welded	97,000	155,000	(37%)
Total	571,000	1,087,000	(47%)

Tubes	Q3 2009	Q3 2008	Increase/(Decrease)
(Net sales - $ million)
North America	515.6	1,280.8	(60%)
South America	225.9	368.3	(39%)
Europe	176.9	408.1	(57%)
Middle East & Africa	360.4	344.2	5%
Far East & Oceania	82.3	169.9	(52%)
Total net sales ($ million)	1,361.0	2,571.3	(47%)
Cost of sales (% of sales)	58%	53%
Operating income ($ million)	285.8	856.2	(67%)
Operating income (% of sales)	21%	33%

Net sales of tubular products and services decreased 47% to US$1,361.0 million in the third quarter of 2009, compared to US$2,571.3 million in the third quarter of 2008, in line with shipments as lower like for like prices were offset by a richer product mix. All regions were affected except for the Middle East and Africa which benefited from higher sales of deepwater line pipe products in West Africa. In North America, notwithstanding higher demand for OCTG products in Mexico, demand for OCTG products in the US and Canada declined precipitously due to the decline in drilling activity and inventory reductions. Sales in South America were affected by low levels of demand in Venezuela and Argentina. In Europe, sales were affected by lower demand from the industrial sector, lower demand from distributors serving the process and power plant sector and lower sales of OCTG principally in Romania. Sales in the Far East & Oceania were lower mainly in Japan and China.

Projects	Q3 2009	Q3 2008	Increase/(Decrease)
Net sales ($ million)	288.7	319.1	(10%)
Cost of sales (% of sales)	71%	73%
Operating income ($ million)	59.5	44.3	34%
Operating income (% of sales)	21%	14%

Net sales of pipes for pipeline projects decreased 10% to US$288.7 million in the third quarter of 2009, compared to US$319.1 million in the third quarter of 2008, reflecting a lower level of shipments to gas and other pipeline projects in Brazil and Colombia.

Others	Q3 2009	Q3 2008	Increase/(Decrease)
Net sales ($ million)	121.7	183.6	(34%)
Cost of sales (% of sales)	74%	68%
Operating income ($ million)	15.2	31.4	(52%)
Operating income (% of sales)	12%	17%

Net sales of other products and services decreased 34% to US$121.7 million in the third quarter of 2009, compared to US$183.6 million in the third quarter of 2008. Although demand for our Brazilian industrial equipment business remained firm, demand for our US electric conduit business was substantially lower and sales of sucker rods were affected by lower activity.

Selling, general and administrative expenses, or SG&A, increased as a percentage of net sales to 18.5% in the quarter ended September 30, 2009 compared to 14.7% in the corresponding quarter of 2008, mainly due to the effect of fixed and semi-fixed expenses over lower revenues.

Net interest expenses decreased to US$20.6 million in the third quarter of 2009 compared to US$21.5 million in the same period of 2008. Interest expenses in the third quarter of 2009, include US$11.1 million of losses on interest rate swaps entered into in order to minimize the volatility effect of floating rate debt assumed to finance the acquisitions of Maverick and Hydril.

Other financial results recorded a loss of US$15.4 million during the third quarter of 2009, compared to a loss of US$31.7 million during the third quarter of 2008. These results largely reflect gains and losses on net foreign exchange transactions and the changes in the fair value of derivative instruments and are partially offset by changes to our net equity position. These gains and losses are mainly attributable to variations in the exchange rates between our subsidiaries’ functional currencies (other than the US dollar) and the US dollar, in accordance with IFRS.

Equity in earnings of associated companies generated a gain of US$10.3 million in the third quarter of 2009, compared to a gain of US$24.3 million in the third quarter of 2008. These gains mainly derived from our equity investment in Ternium.

Income tax charges totalled US$97.6 million in the third quarter of 2009, equivalent to 30% of income before equity in earnings of associated companies and income tax, compared to US$272.7 million in the third quarter of 2008, equivalent to 31% of income before equity in earnings of associated companies and income tax.

Income attributable to minority interest decreased to US$7.4 million in the third quarter of 2009, compared to US$60.5 million in the corresponding quarter of 2008 as we registered lower profits at our Confab subsidiary and losses at our NKKTubes subsidiary.

Cash Flow and Liquidity

Net cash provided by operations during the third quarter of 2009 was US$772.4 million (US$2,647.0 million in the first nine months), compared to US$242.8 million in the third quarter of 2008 (US$1,085.7 million in the first nine months). Working capital decreased by US$359.5 million during the third quarter, mainly due to inventories decrease of US$248.2 million and trade receivables decrease of US$241.6 million, partially offset by a decrease in customer advances of US$104.2 million.

Capital expenditures amounted to US$101.5 million in the third quarter of 2009 (US$327.8 million in the first nine months), compared to US$131.8 million in the third quarter of 2008 (US$337.1 million in the first nine months).

During the first nine months of 2009, total financial debt decreased by US$1,263.7 million to US$1,713.3 million at September 30, 2009 from US$2,977.0 million at December 31, 2008. Net financial debt during the first nine months of 2009 decreased by US$1,949.3 million to a positive net cash position of US$556.9 million at September 30, 2009.

Analysis of 2009 First Nine Months Results

Net income attributable to equity holders in the company during the first nine months of 2009 was US$939.2 million, or US$0.80 per share (US$1.59 per ADS), which compares with net income attributable to equity holders in the company during the first nine months of 2008 of US$2,031.1 million, or US$1.72 per share (US$3.44 per ADS). Net income for the first nine months of 2008 includes the result for the sale of Hydril’s pressure control business of US$394.3 million, or US$0.33 per share (US$0.67 per ADS). Operating income was US$1,483.0 million, or 24% of net sales, compared to US$2,456.4 million, or 28% of net sales. Operating income plus depreciation and amortization was US$1,858.8 million, or 29% of net sales, compared to US$2,853.8 million, or 32% of net sales.

Sales volume (metric tons)	9M 2009	9M 2008	Increase/(Decrease)
Tubes – Seamless	1,483,000	2,126,000	(30%)
Tubes – Welded	242,000	815,000	(70%)
Tubes – Total	1,725,000	2,941,000	(41%)
Projects – Welded	271,000	457,000	(41%)
Total	1,996,000	3,398,000	(41%)

Tubes	9M 2009	9M 2008	Increase/(Decrease)
(Net sales - $ million)
North America	2,192.4	3,099.9	(29%)
South America	720.2	897.1	(20%)
Europe	661.8	1,336.5	(50%)
Middle East & Africa	1,208.4	1,385.5	(13%)
Far East & Oceania	387.7	533.5	(27%)
Total net sales ($ million)	5,170.4	7,252.5	(29%)
Cost of sales (% of sales)	55%	54%
Operating income ($ million)	1,312.1	2,198.2	(40%)
Operating income (% of sales)	25%	30%

Net sales of tubular products and services decreased 29% to US$5,170.4 million in the first nine months of 2009, compared to US$7,252.5 million in the first nine months of 2008, due to a sharp reduction in volumes, which was partially offset by higher average selling prices, reflecting in part higher proportion of sales of specialized high-end products.

Projects	9M 2009	9M 2008	Increase/(Decrease)
Net sales ($ million)	765.4	959.0	(20%)
Cost of sales (% of sales)	72%	72%
Operating income ($ million)	154.0	173.2	(11%)
Operating income (% of sales)	20%	18%

Net sales of pipes for pipeline projects decreased 20% to US$765.4 million in the first nine months of 2009, compared to US$959.0 million in the first nine months of 2008, reflecting lower deliveries in Brazil, Argentina and Colombia to gas and other pipeline projects.

Others	9M 2009	9M 2008	Increase/(Decrease)
Net sales ($ million)	366.4	572.9	(36%)
Cost of sales (% of sales)	81%	71%
Operating income ($ million)	16.8	85.0	(80%)
Operating income (% of sales)	5%	15%

Net sales of other products and services decreased 36% to US$366.4 million in the first nine months of 2009, compared to US$572.9 million in the first nine months of 2008, reflecting lower sales of electric conduit pipes and sucker rods, partially offset by higher sales of industrial equipment.

Selling, general and administrative expenses, or SG&A, increased as a percentage of net sales to 17.6% in the nine months ended September 30, 2009 compared to 15.1% in the corresponding nine months of 2008, mainly due to the effect of fixed and semi-fixed expenses over lower revenues.

Net interest expenses decreased to US$71.4 million in the first nine months of 2009 compared to US$93.0 million in the same period of 2008 reflecting a lower net debt position and lower interest rates.

Interest expenses in the first nine months of 2009, include US$ 14.1 million in losses on interest rate swaps entered into in order to minimize the volatility effect of floating rate debt.

Other financial results recorded a loss of US$67.6 million during the first nine months of 2009, compared to a loss of US$41.2 million during the first nine months of 2008. These results largely reflect gains and losses on net foreign exchange transactions and the changes in the fair value of derivative instruments and are partially offset by changes to our net equity position. These gains and losses are mainly attributable to variations in the exchange rates between our subsidiaries’ functional currencies (other than the US dollar) and the US dollar, in accordance with IFRS.

Equity in earnings of associated companies generated a gain of US$68.2 million in the first nine months of 2009, compared to a gain of US$122.3 million in the first nine months of 2008. These gains were derived mainly from our equity investment in Ternium.

Income tax charges totalled US$417.2 million in the first nine months of 2009, equivalent to 31% of income before equity in earnings of associated companies and income tax, compared to US$701.1 million in the first nine months of 2008, equivalent to 30% of income before equity in earnings of associated companies and income tax.

Result for discontinued operations amounted to a loss of US$28.1 million in the first nine months of 2009, corresponding to our Venezuelan operations that are being nationalized, compared to a gain of US$417.8 million in the corresponding period of 2008, of which US$394.3 million corresponded to the result of the sale of Hydril’s pressure control business.

Income attributable to minority interest decreased to US$27.7 million in the first nine months of 2009, compared to US$130.0 million in the corresponding nine months of 2008, mainly reflecting lower results at our Confab and NKKTubes subsidiaries.

Some of the statements contained in this press release are “forward-looking statements”. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to future oil and gas prices and their impact on investment programs by oil and gas companies.

Press releases and financial statements can be downloaded from Tenaris’s website at www.tenaris.com/investors.

Consolidated Condensed Interim Income Statement

	Three-month period		Nine-month period
(all amounts in thousands of U.S. dollars)	ended September 30,		ended September 30,
	2009	2008	2009	2008

Continuing operations	(Unaudited)		(Unaudited)
Net sales	1,771,475	3,073,978	6,302,107	8,784,402
Cost of sales	(1,080,161)	(1,712,417)	(3,708,372)	(5,015,248)

Gross profit	691,314	1,361,561	2,593,735	3,769,154
Selling, general and administrative expenses	(327,234)	(450,453)	(1,110,240)	(1,328,491)
Other operating income (expense), net	(3,528)	20,688	(504)	15,741

Operating income	360,552	931,796	1,482,991	2,456,404
Interest income	10,435	16,910	23,172	45,591
Interest expense	(31,007)	(38,442)	(94,589)	(138,566)
Other financial results	(15,377)	(31,664)	(67,643)	(41,236)

Income before equity in earnings of associated
companies and income tax	324,603	878,600	1,343,931	2,322,193
Equity in earnings of associated companies	10,294	24,290	68,229	122,253

Income before income tax	334,897	902,890	1,412,160	2,444,446
Income tax	(97,583)	(272,668)	(417,175)	(701,132)

Income for continuing operations	237,314	630,222	994,985	1,743,314

Discontinued operations
Result for discontinued operations	-	935	(28,138)	417,841

Income for the period	237,314	631,157	966,847	2,161,155

Attributable to:
Equity holders of the Company	229,873	570,635	939,188	2,031,149
Minority interest	7,441	60,522	27,659	130,006

	237,314	631,157	966,847	2,161,155

Consolidated Condensed Interim Statement of Financial Position

(all amounts in thousands of U.S. dollars)	At September 30, 2009		At December 31, 2008
	(Unaudited)
ASSETS
Non-current assets
Property, plant and equipment, net	3,193,279		2,982,871
Intangible assets, net	3,707,914		3,826,987
Investments in associated companies	578,758		527,007
Other investments	31,835		38,355
Deferred tax assets	195,778		390,323
Receivables	81,143	7,788,707	82,752	7,848,295

Current assets
Inventories	1,902,555		3,091,401
Receivables and prepayments	225,905		251,481
Current tax assets	234,587		201,607
Trade receivables	1,295,386		2,123,296
Available for sale assets	21,572		-
Other investments	528,861		45,863
Cash and cash equivalents	1,741,352	5,950,218	1,538,769	7,252,417

Total assets		13,738,925		15,100,712
EQUITY
Capital and reserves attributable to the
Company’s equity holders		8,982,765		8,176,571
Minority interest		618,746		525,316

Total equity		9,601,511		8,701,887
LIABILITIES
Non-current liabilities
Borrowings	844,946		1,241,048
Deferred tax liabilities	872,861		1,053,838
Other liabilities	202,024		223,142
Provisions	84,695		89,526
Trade payables	3,018	2,007,544	1,254	2,608,808

Current liabilities
Borrowings	868,358		1,735,967
Current tax liabilities	322,041		610,313
Other liabilities	250,986		242,620
Provisions	35,986		28,511
Customer advances	152,690		275,815
Trade payables	499,809	2,129,870	896,791	3,790,017

Total liabilities		4,137,414		6,398,825

Total equity and liabilities		13,738,925		15,100,712

Consolidated Condensed Interim Statement of Cash Flows

	Three-month period		Nine-month period
(all amounts in thousands of U.S. dollars)	ended September 30,		ended September 30,
	2009	2008	2009	2008

	(Unaudited)		(Unaudited)
Cash flows from operating activities
Income for the period	237,314	631,157	966,847	2,161,155
Adjustments for:
Depreciation and amortization	127,789	134,885	375,850	403,758
Income tax accruals less payments	(15,741)	(309,497)	(345,431)	(219,750)
Equity in earnings of associated companies	(10,294)	(24,290)	(67,367)	(122,386)
Income from the sale of pressure control business	-	-		(394,323)
Interest accruals less payments, net	5,741	34,401	(17,957)	26,507
Changes in provisions	(10,174)	(4,404)	4,026	10,839
Changes in working capital	359,488	(257,464)	1,534,948	(803,078)
Other, including currency translation adjustment	78,278	37,986	196,070	22,969

Net cash provided by operating activities	772,401	242,774	2,646,986	1,085,691

Cash flows from investing activities
Capital expenditures	(101,460)	(131,772)	(327,795)	(337,138)
Acquisitions of subsidiaries and minority interest	(29)	(8,003)	(73,564)	(9,868)
Proceeds from the sale of pressure control business		-		1,113,805
Proceeds from disposal of property, plant and equipment
and intangible assets	1,676	3,340	12,004	12,166
Investments in short terms securities	(255,411)	324,934	(482,998)	60,533
Dividends received	3,680	-	8,903	13,636
Other	-	-	-	(3,428)

Net cash (used in) provided by investing activities	(351,544)	188,499	(863,450)	849,706

Cash flows from financing activities
Dividends paid	-	-	(354,161)	(295,134)
Dividends paid to minority interest in subsidiaries	(5,522)	(4,981)	(32,698)	(60,117)
Proceeds from borrowings	245,961	301,117	509,802	731,205
Repayments of borrowings	(554,689)	(444,709)	(1,704,173)	(1,777,464)

Net cash used in financing activities	(314,250)	(148,573)	(1,581,230)	(1,401,510)

Increase in cash and cash equivalents	106,607	282,700	202,306	533,887

Movement in cash and cash equivalents
At the beginning of the period	1,608,695	1,319,049	1,525,022	954,303
Effect of exchange rate changes	18,118	(138,107)	15,788	(24,548)
Decrease due to deconsolidation	-	-	(9,696)	-
Increase in cash and cash equivalents	106,607	282,700	202,306	533,887
At September 30,	1,733,420	1,463,642	1,733,420	1,463,642

Cash and cash equivalents	At September 30,		At September 30,
	2009	2008	2009	2008
Cash and bank deposits	1,741,352	1,489,787	1,741,352	1,489,787
Bank overdrafts	(7,932)	(26,145)	(7,932)	(26,145)
	1,733,420	1,463,642	1,733,420	1,463,642

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris's press release announcing its 2009 third quarter results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 10, 2009

Tenaris, S.A.

By:	/S/ Cecilia Bilesio
Cecilia Bilesio Corporate Secretary